Exhibit 4.15

[unofficial translation from Hebrew original]

SPECIAL COLLECTIVE AGREEMENT

Executed this 21st day of January 2005.

Between: And:	BLUE SQUARE - ISRAEL LTD. (hereinafter - “the Company”) THE MAOF HISTADRUT Workers Committee (hereinafter - “the Workers' Representation”)	of the one part of the other part

WHEREAS	In order to withstand the competition which the Company faces in the market, changes in the terms of employment of the employees as embodied in the collective agreements that apply to the parties are needed.

Now therefore it is agreed, stipulated and declared by the parties as follows:

1.	The preamble to this Agreement constitutes an integral part hereof.

2.	This Agreement does not have the effect of altering the salary conditions and terms of employment of the employees of the Company in accordance with existing special collective agreements, special collective arrangements and/or the customs and usages which exist between the parties.

3.	All the collective agreements, the collective arrangements and the customs and usages which apply to the parties, including the special collective agreement dated December 15, 1982 between Brit Hacooperatzia Hatzarchanit Central Cooperative Society Ltd. and the Maof Histradrut and the National Council of the Organization of the Hacooperatzia Hatzarchanit Employees and the addendum thereto dated February 3, 1994, and including the special collective agreement dated September 3, 2000 (hereinafter – “the 3rd Generation Agreement”), remain in force, subject to the changes in this Agreement.

4.	All the employees of the Company (apart from store managers, deputy store managers, department managers and deputy department managers) who were taken on and will be taken on for employment commencing from January 1, 2004 – and are entitled to night compensation at a rate of 75% commencing from 7.00 p.m. until 6.00 a.m. will – commencing from March 1, 2005 and through the entire period of their employment – receive night compensation at a rate of 60% starting from 10.00 p.m. until 6.00 a.m. of the morning of the following day.

It is further agreed by the parties that these employees will receive compensation for their work on Saturday nights and on nights following festivals at an identical rate to that of night compensation – value of hour 160%.

5.	All the employees of the Company (apart from store managers, deputy store managers, department managers and deputy department managers) who were taken on for employment commencing from January 1, 2003 and until December 31, 2003 and are entitled to night compensation at a rate of 75% commencing from 7.00 p.m. until 6.00 a.m. on the following morning, will – commencing from March 1, 2005 and until the end of 60 months from the start of their employment — receive night compensation at a rate of 60% starting from 10.00 p.m. and until 6.00 a.m. on the morning of the following day. In addition, it is agreed by the parties that such employees will receive compensation for work on Saturday nights and on nights following festivals, at an identical rate to that of night compensation – value of hour 160%.

Commencing from the end of 60 months from the commencement of their employment, these employees will receive night compensation at a rate of 75% commencing from 7.00 p.m. until 6.00 a.m. on the following morning. In addition it is agreed that these employees will receive compensation for work on Saturday nights and on nights following festivals at a rate identical to that of night compensation – value of hour 175%.

6.	All the employees taken on for employment in the Company prior to December 31, 2002 will continue to receive night compensation and compensation for work on Saturday nights and on nights following festivals as was agreed by the parties in the 3rd Generation Agreement.

7.	Resolution of disputes

Instead of Chapter 18 Clause 1, the following will henceforth be recorded:

“Any matter arising from the collective agreements and from the collective arrangements and from the customs and usages which apply to the parties, on which there is no agreement between the management, the workers committee and/or the Histradrut district will be brought for clarification before a joint committee comprised equally of representatives of the Maof Histradrut and of representatives of the Company.

If disputes arise on the joint committee, between representatives of the Maof Histradrut and representatives of the Company, the disputes will be referred for decision to the regional commissioner of the Tel Aviv and Central District at the department of employment.

8.	The parties agree to register this Agreement as a collective agreement in accordance with the Collective Agreements Law, 5717-1957.

In Witness Whereof the Parties have Hereunto Signed:

/s/ —————————————— Blue Square Israel Ltd.	/s/ —————————————— Workers Committee	/s/ —————————————— Maof Histradrut